EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Third Quarter		Nine Months
	9/26/08	9/28/07	9/26/08	9/28/07
Numerator:

Net (loss) earnings	$(998.5)	$3.6	$(942.9)	$58.7

Denominator:

Denominator for basic earnings per share -

Weighted average shares outstanding	398.0	439.2	401.1	438.5

Effect of dilutive securities:

Stock options and awards	—	5.3	—	5.3

Denominator for diluted earnings per share -
Adjusted weighted average shares outstanding and assumed conversions	398.0	444.5	401.1	443.8

Net (loss) earnings per share – basic	$(2.51)	$0.01	$(2.35)	$0.13

Net (loss) earnings per share – diluted	$(2.51)	$0.01	$(2.35)	$0.13

Under GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a loss position.

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